Exhibit 99.1

Q2-2009

Second Quarter Report

June 30, 2009

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the six months ended June 30, 2009 and 2008 have not been reviewed by the Company's auditors, KPMG LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company's Audit Committee.

1 / 22

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	June 30	December 31
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,192,023	$1,376,575
Accounts receivable	873,133	1,446,561
Inventories	4,548,032	5,992,748
Prepaid expenses and deposits	239,301	241,784
	6,852,489	9,057,668

Long-term Assets
Capital assets	119,367	139,843
Other assets	25,294	18,376

	$6,997,150	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$570,710	$2,598,488
Income tax liability	9,444	6,838
Convertible debenture (Note 7)	-	2,856,272
Current portion of tenure allowance payable	65,000	65,000
	645,154	5,526,598
Long-term liabilities		-
Tenure allowance	947,929	1,005,029
	1,593,083	6,531,627

Equity component of subsidiary’s convertible debenture	-	398,615

Shareholders’ equity
Share capital (Note 8(b))	$2,720,992	$2,720,992
Contributed surplus (Note 8(c))	10,042,877	10,026,964
Deficit	(7,359,802)	(10,462,311)
	5,404,067	2,285,645

	$6,997,150	$9,215,887
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne”
Director – Nitin Kaushal	Director – Joe Dunne

2 / 22

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

REVENUES
Sales	$1,018,365	$2,690,912	$1,740,896	$4,720,470
Licensing	-	-	2,168	-
Phytosterol revenues	1,018,365	2,690,912	1,743,064	4,720,470
Cost of sales	(749,284)	(2,212,114)	(1,257,990)	(3,861,664)
Inventory and purchase commitment allowances (Note 5)	892,000	45,000	898,000	118,000
	1,161,081	523,798	1,383,074	976,806

EXPENSES
General and administrative	709,927	1,700,480	1,671,547	2,949,520
Marketing, sales and product development	178,792	583,329	359,571	941,491
Nutraceutical research, development and support	157,248	543,782	430,378	817,415
Foreign exchange loss / (gain)	22,567	64,358	14,876	(253,585)
Depreciation and amortization	9,694	19,242	20,476	49,401
	1,078,228	2,911,191	2,496,848	4,504,242
Income / (loss) from continuing operations	$82,853	$(2,387,393)	$(1,113,774)	$(3,527,436)

OTHER INCOME
Gain on dilution of interest in subsidiary (Note 2)	-	-	4,147,975	-
Interest and other	30,756	44,039	71,212	94,494
	30,756	44,039	4,219,187	94,494
Net income / (loss) from continuing operations before taxes	$113,609	$(2,343,354)	$3,105,413	$(3,432,942)
Income tax expense	(580)	(3,342)	(2,904)	(10,704)
Net income / (loss) from continuing operations	113,029	(2,346,696)	3,102,509	(3,443,646)

Loss from discontinued operations	-	(682,914)	-	(1,242,407)
Net income / (loss) and comprehensive income / (loss)	113,029	(3,029,610)	3,102,509	(4,686,053)

Deficit, beginning of period	(7,472,831)	(4,466,255)	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	-	-	-	98,460,000

Deficit, end of period	$(7,359,802)	$(7,495,865)	$(7,359,802)	$(7,495,865)
Weighted average number of common shares outstanding	4,969,813	4,801,491	4,969,813	4,801,491

Basic and diluted income / (loss) per share fromcontinuing operations	$0.02	$(0.49)	$0.62	$(0.72)

Basic and diluted (loss) per share from discontinued operations	-	$(0.14)	-	$(0.26)

Basic and diluted income / (loss) per share	$0.02	$(0.63)	$0.62	$(0.98)
See accompanying notes to the consolidated financial statements.

3 / 22

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

OPERATIONS
Net income /(loss) for the period	$113,029	$(3,029,610)	$3,102,509	$(4,686,053)
Adjustments for:
Depreciation and amortization	9,694	24,593	20,476	60,434
Stock-based compensation expense	91	9,653	15,913	34,664
Loss on write down of capital assets	-	65,115	-	65,115
Loss on disposal of capital assets	-	2,127	-	2,127
Accretion of interest	-	53,627	103,728	53,627
Gain on dilution of interest in subsidiary	-	-	(4,147,975)	-
	122,814	(2,874,495)	(905,349)	(4,470,086)
Net change in non-cash operating items (Note 12)	(903,307)	(440,297)	(68,563)	(873,818)
Net cash used in operations	(780,493)	(3,314,792)	(973,912)	(5,343,904)

INVESTMENTS
Proceeds on disposal of short-term investments	789,360	-	789,360	-
Acquisition of capital assets	-	(5,221)	-	(7,313)
Proceeds on disposal of capital assets	-	3,125	-	3,125
	789,360	(2,096)	789,360	(4,188)
FINANCING
Debenture	-	2,960,000	-	2,960,000
	-	2,960,000	-	2,960,000

Increase/(decrease) in cash and cash equivalents	8,867	(356,888)	(184,552)	(2,388,092)
Cash and cash equivalents, beginning of period	1,183,156	3,202,839	1,376,575	5,234,043
Cash and cash equivalents, end of period	$1,192,023	$2,845,951	$1,192,023	$2,845,951

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
Supplementary cash flow information:
Interest paid - continuing operations	$-	$-	$-	$1
Income taxes paid	-	-	1,587	-

See accompanying notes to the consolidated financial statements.

4 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

1)

BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2008 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at June 30, 2009, and for all periods presented, have been made.  The results of operations for the six months ended June 30, 2009, are not necessarily indicative of the results for the full year ending December 31, 2009.

Management is of the view that the Company’s capital resources will be sufficient to finance operations through the first quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that the Company’s expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company's future operations are completely dependent upon its ability to complete a merger, acquisition or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as ours has always been challenging. The Company believes that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  If the Company cannot complete one or more of these activities in advance of the end of the first quarter of 2010, the Company will have to consider winding up, dissolution or liquidation of the Company.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business and is dependant on the Company’s ability to achieve the assumptions stated above respecting sufficiency of its capital resources.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Basis of consolidation

These unaudited consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

5 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

2)

       PLAN OF ARRANGEMENT AND REORGANIZATION:

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.".  Subsequently Old Forbes changed its name to “3887685 Canada Inc.” and then to Deans Knight Income Corporation (“Deans Knight”).

On March 20, 2008, the Company announced that as part of its continuing reorganization plan, the Company entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes.  As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes.  All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes.  The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

In first quarter of 2009, the Company’s old subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities.  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.  As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, the Company’s ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of $4,147,975.  The dilution gain is comprised of a gain on the conversion of convertible debenture of $2,960,000, gain on dilution of interest in Old Forbes resulting from the Offering of $789,360, and a gain on the derecognition of the equity component of subsidiary’s convertible debenture in the amount of $398,615.  In the second quarter of 2009, the Company disposed of its short-term investment in Deans Knight Income Corporation for proceeds of $789,360.

6 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

2)

PLAN OF ARRANGEMENT AND REORGANIZATION (continued):

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes are no longer available to the Company.

These unaudited consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These unaudited consolidated interim financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

3)

SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008.  There were no changes in accounting policies as at June 30, 2009.

4)

INVENTORIES:

	June 30	December 31
	2009	2008

Raw materials	$1,698,666	$2,332,049
Finished goods	3,622,366	3,907,699

	5,321,032	6,239,748
Valuation allowances	(773,000)	(247,000)
	$4,548,032	$5,992,748

During the six months ended June 30, 2009, changes in raw materials and finished goods recognized as cost of sales amounted to $1,257,990 (June 30, 2008 - $3,861,664).  During the six months ended June 30, 2009, valuation allowances to write down inventories to net realizable value amounted to $526,000 (June 30, 2008 - $29,000).

7 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

5)

PROVISION FOR INVENTORY AND PURCHASE COMMITMENT:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Purchase commitment allowance(i)	$1,424,000	$(119,000)	$1,424,000	$147,000
Inventory allowance(ii)	(532,000)	164,000	(526,000)	(29,000)
	$892,000	$45,000	$898,000	$118,000

(i) The Company records allowances for losses relating to future year purchase commitments on inventory. In the second quarter, the Company renegotiated a supply agreement which eliminated future losses on certain purchase commitments for inventory. The provision for losses on future purchase commitment of $1,424,000 included in Accounts payable and accrued liabilities, at December 31, 2008 and March 31, 2009, was reversed in the quarter ended June 30, 2009.  As at June 30, 2009 the provision for losses on future inventory purchase commitments was $nil.

(ii) The Company regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. To the extent the Company has excess inventory, it recognizes a reserve for such excess inventories based on the expected realizable value of inventory. (see Note 4)

6)

JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 50,000 line of credit to support the operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

Balance Sheet	June 30	December 31
	2009	2008
Assets
Current assets	$201,292	$205,362
Office equipment	2,788	3,781

	$204,080	$209,143
Liabilities
Accounts payable and accrued liabilities	$69,655	$87,822

Equity	$134,425	$121,321

8 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

6)

JOINT VENTURE (continued):

Statement of Operations	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Revenue	$106,811	$229,233	$214,821	$488,531
Cost of sales	82,567	209,712	175,104	448,051
Expenses	15,349	12,458	26,613	11,363

Net earnings	$8,895	$7,063	$13,104	$29,117

Statement of Cash Flow	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Operating activities	$10,807	$(7,676)	$8,712	$29,903
Financing activities	-	-	-	-
Investing activities	-	-	-	-

Increase / (decrease) in cash flow	$10,807	$(7,676)	$8,712	$29,903

7)

CONVERTIBLE DEBENTURE:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a former wholly owned subsidiary of the Company, and was convertible or callable for one year to May 9, 2009.  The convertible debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture was considered to have both a debt and equity component. As the convertible debenture was convertible into shares of a subsidiary company, the equity component of $398,615 was recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture.   The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture.  The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component.  The carrying value of the liability portion was being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of March 31, 2009, or until conversion of the convertible debenture into common shares of Old Forbes.  Interest accretion of $103,728 was charged to the statement of operations as interest expense for the quarter ended March 31, 2009.

9 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

7)

CONVERTIBLE DEBENTURE (continued):

On March 18, 2009, as a condition of the completion of the Offering the holder of the Convertible Debenture exercised the conversion feature of the debenture and 54,147 voting common shares and 345,671 of non-voting common shares of Old Forbes were issued.   As a result of the conversion, the Company’s ownership in the former subsidiary, Old Forbes, was diluted from 100% to approximately 21% (see Plan of Arrangement and Reorganization - note 2).

8)

SHARE CAPITAL:

As explained in note 2, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b)

Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755

Employee stock-based compensation expense	-	-	15,816
Non-employee stock-based compensation expense	-	-	6

Balance, March 31, 2009	4,969,813	$2,720,992	$8,168,577

Employee stock-based compensation expense	-	-	91

Balance, June 30, 2009	4,969,813	$2,720,992	$8,168,668

10 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(c)

Contributed surplus comprises:

	June 30	December 31
	2009	2008

Surplus relating to stock compensation, warrants and options associated with common shares (Note 8 (b))	$8,168,668	$8,152,755
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209

Total contributed surplus	$10,042,877	$10,026,964

(d)

Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At June 30, 2009, the Company could grant options for up to 496,981 common shares.

Stock options outstanding as at June 30, 2009:

	Options outstanding			Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	June 30,	average remaining	average	June 30,	average
Exercise prices	2009	contractual life	exercise price	2009	exercise price

$<1.00	215,000	4.13	$ 0.73	215,000	$ 0.73
$4.24 - $7.68	7,900	2.75	$ 6.54	7,900	$ 6.54
$8.00	258,515	2.71	$ 8.00	258,515	$ 8.00

	481,415	3.34	$ 4.73	481,415	$ 4.73

11 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(d)

Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the three months ended June 30, 2009 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding, beginning of year	426,715	$5.41	3.69		8,909	$3.29
Granted	70,000	0.20	4.51		70,000	0.13
Forfeited	(15,300)	3.02	3.68		-	-
Vested					(78,809)	0.51
Outstanding at June 30, 2009	481,415	4.73	3.34	$16,750	0

Options exercisable	481,415	$4.73	3.34	$16,750	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2012.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on June 30, 2009 of $0.45 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.  The total fair value of stock options that vested during the six months ended June 30, 2009 was $40,207.  The weighted average grant-date “fair values” of stock options granted during the six months ended June 30, 2009 was $0.13.  No options were exercised in the three and six months ended June 30, 2009.

(e)

Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at June 30, 2009 and expire on October 26, 2010.  No warrants were exercised in the six-month period ended June 30, 2009.

12 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(f)

Stock based compensation:

Stock-based compensation recorded for the three and six month periods ended June 30, 2009 and 2008 is summarized below:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Employee stock-based compensation	$91	$9,585	$15,907	$35,037
Non-employee stock-based compensation	-	68	6	(373)
Total stock-based compensation	$91	$9,653	$15,913	$34,664

For the three and six month periods ended June 30, 2009 and 2008 this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

General and administrative	$91	$2,312	$11,470	$13,383
Nutraceutical research , development and support	-	4,842	1,827	13,936
Marketing, sales and product development	-	2,499	2,616	7,345
	$91	$9,653	$15,913	$34,664

At June 30, 2009 there is no balance of unamortized stock based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
Risk-free interest rate	n/a	n/a	1.1%	n/a
Expected dividend yield	n/a	n/a	0%	n/a
Expected life (years)	n/a	n/a	2	n/a
Expected volatility	n/a	n/a	133%	n/a
Weighted average grant date fair value per option	n/a	n/a	$0.13	n/a

13 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

9)

CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its nutraceutical commercialization efforts and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six months ended June 30, 2009.

As at June 30, 2009 total managed capital shareholders’ equity was $5,404,067.

10)

FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

10)

FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk (continued):

(ii) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable.  The Company manages credit risk by maintaining bank accounts with Schedule I banks.  The Company's cash is not subject to any external restrictions.

(iii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets with variable interest rates expose the Company to cash flow interest rate risk.  The Company's cash and cash equivalents include bank accounts that earn interest at market rates.  The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance.  Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at June 30, 2009:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year

Accounts payable and accrued liabilities	$570,710	$-	$-	$-
Tenure allowance	16,250	16,250	32,500	1,478,750
	$586,960	$16,250	$32,500	$1,478,750

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

11)

SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the six months ended June 30, 2009, the majority of the Company’s revenue was generated from four customers.

12)

NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2008	2008	2009	2008
Accounts receivable	$(358,240)	$(988,574)	$573,427	$(926,912)
Inventories	1,089,860	(72,313)	1,444,716	(16,958)
Prepaid expenses and deposits	101,991	149,799	830	11,563
Accounts payable and accrued liabilities	(1,703,307)	475,063	(2,027,777)	62,784
Current income tax liability	1,110	2,936	2,606	11,693
Increase in life insurance cash surrender value	1,596	(776)	1,653	(35,704)
Increase/(decrease) in tenure allowance	(36,997)	(6,690)	(57,099)	21,319
Other	680	258	(6,919)	(1,603)
	$(903,307)	$(440,297)	$(68,563)	$(873,818)

13)

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated interim financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

      Stock-based compensation:

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(a)

Stock-based compensation (continued):

There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the estimated number of forfeitures to be incurred. The Company has elected to record the actual number of forfeitures incurred.  The Company has determined that the difference between the two methods is immaterial.

(b)

Reduction of Stated Share Capital and Deficit:

Under United States GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced.  As a condition of implementing the Arrangement (Note 2), Old Forbes reduced its stated Share Capital and Accumulated Deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated Share Capital (as amended).

(c)

Convertible debenture:

As described in Note 7, on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a wholly owned subsidiary company, 3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc. (“Old Forbes")). Old Forbes issued a convertible debenture of $2,960,000.

Under United States GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with as a combined instrument. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company has recorded this convertible debenture for United States GAAP purposes at the issue price of $2,960,000.

Under Canadian GAAP, the convertible debenture is considered to have both a debt and equity component, as described in Note 7.

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(d)

Warrants:

On January 1, 2009 under United States GAAP, the Company adopted, Emerging Issues Task Force Issues No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (ETIF 07-5).

As described in note 8(e), the Company has a balance of 227,265 warrants outstanding as at June 30, 2009 and expiring on October 26, 2010.  Under EITF 07-5, and effective January 1, 2009, the Company was required under United States GAAP to recognize the embedded derivative relating to the strike price of the warrant being denominated in US dollars while the Company’s functional currency is the Canadian dollar.  The embedded derivative is recognized at fair value based on the Black-Scholes method.  The movement in fair value for the three and six months ended June 30, 2009 is recorded in the consolidated statement of operations and deficit.  Under Canadian GAAP, no such requirement exists.

EITF 07-5 requires that this be accounted for prospectively with a cumulative effective adjustment of $4,967 recognizing the liability and adjustment to equity as of January 1, 2009.  During the six months ended June 30, 2009, $16,509 was recognized as an adjustment to the consolidated statements of operations and deficit.

 (e)

Impact of differences:

(i)

Consolidated statement of operations and deficit:

	Three months ended			Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Net income / (loss) in accordance with Canadian GAAP	$113,029	$(3,029,610)	$3,102,509	$(4,686,053)
Differences in accounting for accretion of interest on convertible debenture (Note 13(c))	-	53,627	(294,887)	53,627
Recognition of liability component of warrants (Note 13(d))	(19,330)		(16,509)

Net income / (loss) and comprehensive income / (loss) in accordance with United States GAAP	93,699	(2,975,983)	2,791,113	(4,632,426)
Deficit, beginning of period, United States GAAP	(102,582,025)	(99,573,303)	(105,279,439)	(97,916,860)
Deficit, end of period, United States GAAP	$(102,488,326)	$(102,549,286)	$(102,488,326)	$(102,549,286)
Weighted average number of shares outstanding)	4,969,813	4,801,491	4,969,813	4,801,491
Basic and diluted income / (loss) per share	$0.02	$(0.62)	$0.56	$(0.96)

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(e)

Impact of differences (continued):

(ii)

Consolidated balance sheet:

	June 30, 2009		December 31, 2008
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$6,852,489	$6,852,489	$9,057,668	$9,057,668
Capital assets	119,367	119,367	139,843	139,843

Other assets	25,294	25,294	18,376	18,376

Current and long-term liabilities	1,593,083	1,614,559	6,531,627	6,640,322

Equity component of subsidiary’s convertible debenture	-	-	398,615	-

Shareholders’ equity:
Common shares	2,720,992	100,218,121	2,720,992	100,218,121
Contributed surplus	10,042,877	7,652,796	10,026,964	7,636,883
Deficit	(7,359,802)	(102,488,326)	(10,462,311)	(105,279,439)

(f)

Additional financial information and disclosures required under United States GAAP:

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The carrying value reported in the balance sheets for tenure allowance under long-term liabilities is equal to the fair value being the present value of future payments discounted at the current market rate of interest.

(g)

Accounting changes:

Effective January 1, 2009 the Company adopted FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), replacing SFAS No. 141, “Business Combinations”. SFAS 141R revises existing accounting guidance for how an acquirer recognizes and measures in its financial statements the identifiable assets, liabilities, any non-controlling interests, and goodwill acquired on acquisition of businesses. SFAS 141R is effective for fiscal years beginning after December 15, 2008.  The adoption of SFAS 141R would impact the accounting for business combinations completed by the Company on or after January 1, 2009.  The Company did not have any business combinations in the six months ended June 30, 2009, therefore there is no impact to its financial statements.

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(g)

Accounting changes (continued):

Effective January 1, 2009 the Company adopted the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the treatment of non-controlling interests in a subsidiary. Non-controlling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained non-controlling equity investment upon deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008.  SFAS 160 did not have an impact on the Company’s results of operations and financial condition.

Effective January 1, 2009 the Company adopted the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133” (“SFAS 161”). SFAS 161 requires expanded and enhanced disclosure for derivative instruments, including those used in hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  There is no impact of the adoption of SFAS 161 on the Company’s consolidated financial statement disclosures.

Effective January 1, 2008, the Company adopted The Financial Accounting Standards Board (“FASB”) Statement No. 157 (“FASB No. 157”), Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. FASB No. 157 also expands disclosures about fair value measurements in the financial statements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, which delays the effective date of FASB No. 157 for one year, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the remaining provisions of FASB No. 157 effective January 1, 2009 related to the measurement of fair value used when initially measuring non-financial assets and non-financial liabilities in a business combination, evaluating goodwill, other intangible assets, and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities.  There is no impact of the adoption of FSP157-2 on the Company’s financial statements.

20 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(g)

Accounting changes (continued):

Effective January 1, 2009 the Company adopted the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

•

How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year.  The impact of adopting this standard is described in note 13(d).

(h)

Recent accounting pronouncements

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events ("SFAS 165"). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  SFAS 165 sets forth:

(i)

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

(ii)

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

(iii)

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company's interim period beginning on June 1, 2009.  The adoption of SFAS 165 is not expected to have any impact on the Company's consolidated financial statements.

21 / 22

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2009

(Expressed in Canadian dollars)

(unaudited)

13)

 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(h)

Recent accounting pronouncements (continued):

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments in interim financial statements.  The Company has provided the required disclosures in note 13(f).

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-than-Temporary Impairments, or FSP FAS No. 115-2.  FSP FAS No. 115-2 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis.  If the investor  is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income.  FASP FAS 115-2 is effective for interim periods beginning after June 15, 2009.  We anticipate no impact from this pronouncement.

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